UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        MIAMI COMPUTER SUPPLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   593261 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy G. Ewing
                              Fisher Ewing Partners
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900
--------------------------------------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

-----------------------------   --------------------------------------------
CUSIP No. 593261 10 0             Page 2 of 12 Pages
-----------------------------   --------------------------------------------




============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Fisher Ewing Partners
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [  ]

                                                                    (b) [  ]

----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               [  ]

    Not applicable
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
----------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    489,627
----------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
----------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    489,627
----------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     489,627
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [  ]
     CERTAIN SHARES
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.84%
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
============================================================================

------------------------------         -------------------------------------
CUSIP No. 593261 10 0                    Page 3 of 12 Pages
------------------------------         -------------------------------------


============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [  ]

                                                                    (b) [  ]

----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               [  ]

    Not applicable
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
----------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    489,627
----------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
----------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    489,627
----------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     489,627
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [  ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.84%
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
============================================================================

-------------------------------   ------------------------------------------
CUSIP No. 593261 10 0               Page 4 of 12 Pages
-------------------------------   ------------------------------------------



============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing SARSEP IRA Account
----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [  ]

                                                                    (b) [  ]

----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               [  ]

    Not applicable
----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
----------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,450
----------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
----------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,450
----------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,450
----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                     [  ]
----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.04%
----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
============================================================================

----------------------------------     --------------------------------------
CUSIP No. 593261 10 0                    Page 5 of 12 Pages
----------------------------------     --------------------------------------



=============================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing IRA Account
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                  (a) [  ]

                                                                    (b) [  ]

-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                [  ]

    Not applicable
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
-----------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    27,752
-----------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
-----------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    27,752
-----------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     27,752
-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [  ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.78%
-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
=============================================================================

-------------------------------        --------------------------------------
CUSIP No. 593261 10 0                    Page 6 of 12 Pages
-------------------------------        --------------------------------------


                     Amendment No. 2 TO SCHEDULE 13D

        This statement amends ("Amendment No. 2") the Schedule 13D and Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed by Value Partners, Ltd. ("VP"), Fisher Ewing Partners ("FEP") and the Timothy G. Ewing SARSEP IRA Account (the "Account") with the Securities and Exchange Commission on November 20, 1996 and December 24, 1996, respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The Schedule 13D and Amendment No. 1 are collectively referred to herein as "Amendment No. 1" where the context so permits. All defined terms refer to terms defined herein and in Amendment No.
1. Notwithstanding this Amendment No. 2, the Schedule 13D and Amendment No. 1 speak as of their respective dates. Amendment No. 1 is amended only to the extent set forth below:

        Item 2. Identity and Background appearing in Amendment No. 1 is deleted in its entirety and replaced with:

         "Item 2.  Identity and Background

                  (a) This statement is filed on behalf of Value Partners Ltd., a Texas limited partnership ("VP"). In consideration of the definition of "beneficial owner" contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), this statement is also being filed on behalf of Fisher Ewing Partners, a Texas general partnership and the general partner of VP ("FEP"). Richard W. Fisher and Timothy G. Ewing are the general partners of FEP.

                  This statement is also filed on behalf of the Timothy G. Ewing SARSEP IRA Account (the "Account"). The beneficiary of the Account is Timothy G. Ewing and the entities making contributions to the Account are FEP and Timothy G. Ewing.

                  This statement is also filed on behalf of the Timothy G. Ewing IRA Account (the "IRA"). The beneficiary of the IRA is Timothy G. Ewing and only Mr. Ewing makes contributions to the IRA.

         (b) The business address of all of VP, FEP and Messrs. Fisher and Ewing is: Fisher Ewing Partners, 2200 Ross Avenue, Suite 4660 West, Dallas, Texas 75201.

                  The Account is held by Fiduciary Trust Company, 2 World Trade Center, 90th Floor, New York, New York 10048.

                  The IRA is held by Fiduciary Trust Company, 2 World Trade Center, 90th Floor, New York, New York 10048.

         (c) The principal business of each of VP and FEP is that of a private investment firm. The present principal occupation or employment of Mr. Fisher is managing general partner of FEP. The present principal occupation of Mr. Ewing is general partner of FEP. The principal business of VP is investment in and trading of capital

---------------------------------      ---------------------------------------
CUSIP No. 593261 10 0                    Page 7 of 12 Pages
---------------------------------      ---------------------------------------


         stocks, warrants, bonds, notes, debentures and other securities. The principal business of FEP is the management of VP.

                  The Account is a simplified employee pension, salary reduction individual retirement account pursuant to the Internal Revenue Code of 1986, as amended (the "Code").

                  The IRA is an individual retirement account pursuant to the Code.

         (d) During the past five years, none of VP, FEP, Messrs. Ewing and Fisher, the Account or the IRA have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of VP, FEP, Messrs. Fisher and Ewing, the Account or the IRA has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) VP is a Texas limited partnership. FEP is a Texas general partnership. Both of Messrs. Fisher and Ewing are U.S. citizens.

                  The Account is a simplified employee pension, salary reduction individual retirement account pursuant to the Code.

                  The IRA is an individual retirement account pursuant to the Code."

         Item 3. Source and Amount of Funds or Other Consideration appearing in Amendment No. 1 is deleted in its entirety and replaced with the following:

         "Item 3.  Source and Amount of Funds or Other Consideration

                  On November 12, 1996 and December 17, 1996, VP purchased a total of 150,000 and 33,550 shares, respectively, of the Issuer's Common Stock for a total purchase price of $1,387,500 and $306,143.75, respectively. VP's source of funds for such purchases was its working capital (i.e., its partnership capital account). None of FEP, Mr. Fisher or Mr. Ewing purchased any shares of the Issuer's Common Stock. However, on December 17, 1996, the Account purchased 1,450 shares of the Issuer's Common Stock for a total cost of $13,231.25. The entities making contributions to the Account are FEP and Mr. Ewing.

                  Until December 31, 1996, VP and the IRA (which is separate from the Account) were members (but not officers) of Pittsburgh Investment Group LLC, a Maryland limited liability company ("LLC"), which owns 1,613,480 shares (or 45.6% of total shares outstanding) of the Issuer's Common Stock. VP owned 18.9% of LLC and the IRA owned 1.7% of LLC. Neither VP nor Mr. Ewing had the right or power to vote or

---------------------------------      ----------------------------------------
CUSIP No. 593261 10 0                    Page 8 of 12 Pages
---------------------------------      ----------------------------------------


         dispose of the shares of the Issuer's Common Stock owned by LLC. On December 31, 1996, the membership interests of VP and the IRA were terminated and LLC distributed to VP and the IRA 306,077 and 27,752 shares of the Issuer's Common Stock, respectively. The investments made by VP and the IRA in LLC prior to such distributions were $1,680,559 and $152,778, respectively. VP's source of funds for such investment was its working capital and the IRA's source of funds for its investment in LLC were contributions made by Mr. Ewing."

         Item 4. Purpose of Transaction appearing in Amendment No. 1 is deleted in its entirety and replaced with the following:

         "Item 4.  Purpose of Transaction

                  The purpose of the acquisition of shares of the Issuer's Common Stock by VP, the Account and the IRA is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. While VP, the Account and the IRA intend to exercise their rights as holders of the Common Stock, except as set forth below, none of VP, FEP, Messrs. Fisher and Ewing, the Account or the IRA currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

                  Notwithstanding the above, VP, FEP or Messrs. Ewing or Fisher may vote the Common Stock as permitted by the Issuer's governing corporate documents. In addition, VP, FEP, Messrs. Ewing or Fisher, the Account or the IRA may exercise any or all rights available to holders of the Common Stock. In the future, VP, FEP, Messrs. Ewing or Fisher, the Account or the IRA may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or VP, FEP or Messrs. Ewing or Fisher, the Account or the IRA may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects, capital requirements and alternative investments."

--------------------------------        ---------------------------------------
CUSIP No. 593261 10 0                     Page 9 of 12 Pages
--------------------------------        ---------------------------------------



         Item 5. Interest in Securities of the Issuer appearing in Amendment No. 1 is deleted in its entirety and replaced with the following:

         "Item 5.  Interest in Securities of the Issuer

                  a. VP directly and beneficially owns 489,627 shares of the Issuer's Common Stock, which represents 13.84% of the Issuer's 3,538,000 outstanding shares of Common Stock as of December 23, 1996, the date of the share calculation set forth in the Issuer's Form 10-Q for the quarter ended September 30, 1996. The Account directly (and Mr. Ewing indirectly) and beneficially owns 1,450 shares of the Issuer's Common Stock which represents 0.04% of the Issuer's outstanding shares of Common Stock as of December 23, 1996. The IRA directly (and Mr. Ewing indirectly) beneficially owns 27,752 shares of the Issuer's Common Stock which represents 0.78% of the Issuer's outstanding shares of Common Stock as of December 23, 1996. Except with respect to shares owned by the Account or the IRA, none of FEP or Messrs. Fisher or Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP and Messrs. Fisher and Ewing may be deemed to beneficially own the 518,829 shares of Common Stock owned by VP, the Account and the IRA, but FEP and Mr. Fisher disclaim the beneficial ownership of all 518,829 shares, and Mr. Ewing disclaims the beneficial ownership of 489,627 shares, pursuant to Rule 13d-4.

                  b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

                  Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account and the IRA.

                  c. Except as disclosed in Item 3 of this Amendment No. 2, none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA has effected any transaction in the Issuer's Common Stock within the past 60 days.

                  d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

                  No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

                  No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

---------------------------------      ---------------------------------------
CUSIP No. 593261 10 0                    Page 10 of 12 Pages
---------------------------------      ---------------------------------------


                  e.       Not applicable."

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer appearing in Amendment No. 1 is deleted in its entirety and replaced with the following:

         "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As of the date of the execution of this Amendment No. 2, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, which Mr. Ewing does not believe to be applicable under Item 6), none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, FEP and Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of this Amendment No. 2 and any amendments thereto, which agreement is attached as Exhibit A hereto."

Item 7.  Material to be Filed as Exhibits

         Exhibit A -- Agreement among VP, FEP, Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of Amendment No. 2 to the
Schedule 13D.

--------------------------------        --------------------------------------
CUSIP No. 593261 10 0                     Page 11 of 12 Pages
--------------------------------        --------------------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.

By:      Fisher Ewing Partners,
         its General Partner


         /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    January 7, 1997


Fisher Ewing Partners


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    January 7, 1997


Timothy G. Ewing SARSEP IRA


By:      /s/Timothy G. Ewing
         --------------------------
         Timothy G. Ewing
         Beneficiary

Date:    January 7, 1997


Timothy G. Ewing IRA


By:      /s/Timothy G. Ewing
         --------------------------
         Timothy G. Ewing
         Beneficiary

Date:  January 7, 1997

-------------------------------        ---------------------------------------
CUSIP No. 593261 10 0                    Page 12 of 12 Pages
-------------------------------        ---------------------------------------

                                    EXHIBIT A

                                    AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Amendment No. 2 to the Schedule 13D filed on or about January 7, 1997, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.

By:      Fisher Ewing Partners,
         its General Partner


         /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    January 7, 1997

Fisher Ewing Partners


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing, Partner

Date:    January 7, 1997

Timothy G. Ewing SARSEP IRA


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing
         Beneficiary

Date:    January 7, 1997

Timothy G. Ewing IRA


By:      /s/Timothy G. Ewing
         -------------------------
         Timothy G. Ewing
         Beneficiary

Date:    January 7, 1997